UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 4

PACE HEALTH MANAGEMENT SYSTEMS, INC.
(Name of Issuer)

Convertible Preferred Stock, Series A
(Title Class of Securities)

693723108
(CUSIP Number)

Mr. John Pappajohn
Equity Dynamics, Inc.
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

August 12, 1997
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       862,042

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       862,042

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       862,042

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       15.19%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

This amends and supplements the Statement on Schedule 13D filed with the Commission by John Pappajohn (the "Purchaser") with respect to his ownership of Common Stock (the "Common Stock"), no par value per share, Convertible Preferred Stock, Series A, no par value per share ("Series A Preferred Stock") and Warrants to purchase shares of Common Stock (the "Warrants") of PACE Health Management Systems, Inc., an Iowa Corporation (the "Company"). Unless otherwise defined herein, all capitalized items used herein shall have the meaning ascribed to them in the Statement.


Item 5.     Interest in Securities of the Issuer

     (a) As of the date of this Statement, the Purchaser beneficially owned an aggregate of 508,519 shares of Common Stock, 214,286 shares of Series A Preferred Stock and Warrants to purchase another 139,237 shares of Common Stock. Such shares of Common Stock and the Warrants represent 15.19% of the outstanding Common Stock of the Company based upon 5,675,307 shares of Common Stock actually outstanding as of August 12, 1997, assuming conversion of all of the Purchaser's Series A Preferred Stock and Warrants into Common Stock.

     b) The Purchaser has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all shares of Common Stock and Series A Preferred Stock that he owns.

     (c) On August 12, 1997 the Purchaser bought 71,429 shares of Series A Preferred Stock in a private placement of the Company for an aggregate purchase price of $125,000 at an average price of $1.75 per share. In connection with this purchase, the Purchaser received Warrants to purchase 17,857 shares at $1.75 per share.

          On August 18, 1997 the Purchaser received Warrants to purchase 71,429 shares of the Company's Common Stock. The
Warrants were issued in connection with the Purchaser's personal guaranty of $500,000 of the Company's debt.

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     Not applicable.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 21, 1997

/s/ John Pappajohn
-------------------
John Pappajohn